


**UNITED STATES SECURITIES AND EXCHANGE COMMISSION**

**Washington, D.C. 20549**

**FORM 8-K**

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of earliest event reported: **November 22, 2005**

| Commission File Number | Exact name of registrants as specified in their charters, address of principal executive offices and registrants' telephone number | IRS Employer Identification Number |
|---|---|---|
| 1-8841 | **FPL GROUP, INC.** | 59-2449419 |
| 2-27612 | **FLORIDA POWER & LIGHT COMPANY** | 59-0247775 |
| | 700 Universe Boulevard | |
| | Juno Beach, Florida 33408 | |
| | (561) 694-4000 | |

State or other jurisdiction of incorporation or organization:  Florida

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrants under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## SECTION 2 – FINANCIAL INFORMATION

**Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

On November 22, 2005, FPL Group, Inc.'s (FPL Group) subsidiaries, FPL Group Capital Inc (FPL Group Capital) and Florida Power & Light Company (FPL), each entered into a new five-year revolving credit and letter of credit facility expiring in November 2010. Bank revolving lines of credit available to FPL Group and its subsidiaries, including FPL, under these separate credit facilities aggregate approximately $4.5 billion ($2.5 billion for FPL Group Capital and $2.0 billion for FPL). These new credit facilities replaced the previously existing three- and five-year credit facilities which aggregated $3.5 billion ($2.0 billion for FPL Group Capital and $1.5 billion for FPL). The new credit facilities are available to support the companies' commercial paper programs and to provide additional liquidity in the event of a property loss including, in the case of FPL, a transmission and distribution property loss, as well as for general corporate purposes. FPL Group (which guarantees the payment of FPL Group Capital's credit facilities pursuant to a 1998 guarantee agreement) is required to maintain a minimum ratio of funded debt to capitalization under the terms of FPL Group Capital's credit facility. FPL is required to maintain a minimum ratio of funded debt to capitalization under the terms of FPL's credit facility.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned thereunto duly authorized.

FPL GROUP, INC.
FLORIDA POWER & LIGHT COMPANY
(Registrants)

Date: November 23, 2005

**EDWARD F. TANCER**

**Edward F. Tancer**
Vice President & General Counsel of FPL Group, Inc.
Senior Vice President & General Counsel
of Florida Power & Light Company